Exhibit 99.1

Ludlow Capital Adds Sinovac to China Small Cap Index

BEIJING, July 19 /Xinhua-PRNewswire-FirstCall/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading provider of biopharmaceutical products in China, announced today that it has been added as a component of the Ludlow China SmallCap Index. Gerry Salazar, President of the Ludlow SmallCap China Index commented, "The launch of the Ludlow China SmallCap Index now gives both institutional and individual investors a gauge to track the overall performance of small cap Chinese equities."

Mr. Weidong Yin, Chief Executive Officer of Sinovac, remarked, "We are honored to be recognized by Ludlow Capital as one of the leading China-based small cap companies traded in the U.S."

In 2006, Sinovac will continue to focus its marketing efforts on domestic sales, particularly its inactivated hepatitis A vaccine, Healive. Sinovac is increasing the production and sales of Healive to capture a larger market share in anticipation of live attenuated hepatitis A vaccines exclusion in China by the National Institute for the Control of Pharmaceutical and Biological Products (NICPBP), effective January 1, 2006. Sinovac also expects to begin sales of its proprietary influenza vaccine, Anflu, in the product's first full flu sales season.

About Ludlow China SmallCap Index

The Ludlow Small Cap China Index is a basket of some of the top US traded OTC and small cap Chinese stocks. The Index provides institutional and individual investors a gauge for tracking the day-to-day performance of small cap Chinese stocks in a diversified basket. The index is designed for investors who have a long-term bullish outlook on China's emerging small cap market. The Ludlow China Index is owned and operated by Ludlow China Fund, Inc., based in New York City. For more information on the Ludlow China SmallCap Index and components visit www.ludlowcapital.com/indices/

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive(TM) (hepatitis A), Bilive(TM) (combined hepatitis A and B) and Anflu(TM) (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS.

Additional information about Sinovac is available on its website, http://www.sinovac.com and the Sinovac Investor Relations website, http://finance.groups.yahoo.com/group/Sinovac_Biotech_IR/

To be added to our distribution list, please email: info@sinovac.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACT:
Craig H. Bird
Segue Investor Relations
Phone: (215) 885 - 4981
Fax: (215) 885 - 4982
Email: Sinovac@segue.biz

Contact: Ludlow China Index
Gerry Salazar
Tel.: +1-718-855-8451